Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Thomas J. Deutsch 604.691.7445 604.893.2679 Thomas.deutsch@mcmillan.ca 57562V-0024-Letters August 14, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:       Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.
Form 10-K for the Fiscal Year ended July 31, 2012
Filed October 15, 2012
File No. 001-33706

            We are counsel for and write on behalf of Uranium Energy Corp. (the "Company") in furtherance of our most recent letter of July 31, 2013; which was in acknowledgement of the Company's receipt of the Staff's letter of July 17, 2013 (the "Comment Letter") signed by Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission"), regarding the above-referenced Form 10-K filing by the Company; and further to the Company's recent telephone conference with certain Commission Staff of yesterday respecting the same. We note that the Comment Letter requested that the Company provide a response to the Comment Letter within 10 business days by amending the Company's filings, by providing the requested information or by advising the Commission when the Company will provide the requested response.

            We confirm, on behalf of the Company, and as discussed on the recent telephone conference, that the Company is very actively working on its response to the Comment Letter in consultation with its independent registered accountant and McMillan LLP and that it anticipates that it will be able to provide a response by August 28, 2013.

            In the meantime, please feel free to contact the undersigned at (604) 691-7445 should the Commission have any questions or concerns arising from the same.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J Deutsch*
for McMillan LLP

cc:       Uranium Energy Corp.
*         Law Corporation

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